Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	August 11, 2011
NYSE: SVM

UPDATE ON NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – August 11, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that to date it has acquired, pursuant to its normal course issuer bid, 558,200 of its common shares through the facilities of the TSX and it has acquired 218,258 of its common shares through the facilities of the NYSE for a total of 776,458 common shares (collectively, the “Shares”); the average price paid per Share is CDN $8.185. All Shares will be cancelled.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.